ALPHA BANK

05005106

RECEIVED

2005 JAN 11 A 10: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, January 5, 2005
Our reference No.13.1.2

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS I.-D. V. SOKOU

ENCLOSURES: (1)

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

Secretariat Division
40 Stadiou Street
GR-102 52 Athens

Tel.: (01) 326 2424
Fax: (01) 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK S.A.

SUMMARY OF THE DRAFT AGREEMENT ON THE MERGER OF THE CREDIT INSTITUTION "ALPHA BANK AE" BY ABSORPTION OF THE SOCIETE ANONYME "DELTA SINGULAR S.A."

Alpha Bank A.E., (with registered seat in Athens, 40 Stadiou Street), registered in the Companies' Register with the number 6066/ 06/ B/ 86/ 05, announces that, on 2 December 2004, a Draft Merger Agreement was signed between "ALPHA BANK AE" and "DELTA SINGULAR S.A." for the merger by absorption of the latter by the former, which (Draft Merger Agreement) has been submitted to the formalities of articles 69 (3) and 7b of codified law 2190/1920.

The Draft Merger Agreement is summarized as follows:

1. The société anonyme "ALPHA BANK A.E." (hereinafter the "Absorbing Company") and the société anonyme " DELTA SINGULAR S.A. " (hereinafter the "Absorbed Company") shall merge by absorption of the latter by the former, in accordance with the provisions of arts. 68(2), 69 through to 70, 72 through to 77 of codified law 2190/1920, 1 through to 5 of law 2166/1993 and arts. 16 par. (18) and par. (5) of law 2515/1997, as currently in force, to the terms, conditions and formalities they are submitted.

2. The merger of the two companies (hereinafter the "Merging Companies") shall be conducted by the consolidation of the assets and liabilities of the Merging Companies, as they appear on balance sheets as of 31 July 2004, drawn up for this purpose, and the assets and liabilities of the Absorbed Company shall be consolidated into the assets and liabilities of the Absorbing Company. Upon completion of the merger process, the Absorbed Company shall be dissolved, without liquidation, its shares shall be cancelled, and all its assets and liabilities shall be transferred to the Absorbing Company, which hence shall substitute, as if by universal succession, the Absorbed Company in all its assets, liabilities and obligations.

3. According to the law, the share capital of the Absorbing Company in the amount of Euro 1.274.272.173,14, divided into 235.105.567 common registered voting shares of par value Euro 5,42 each, upon completion of the merger, simultaneously:
   (i) is increased, in accordance with article 16 (5) of codified law 2515/1997, by the share capital of the Absorbed Company in the amount of Euro 38.292.750,00, divided into 123.525.000 common registered voting shares of par value Euro 0,31 each,
   (ii) is reduced, in accordance with articles 16 par. (3) and 75 par. (4) of codified law 2190/1920, due to the cancellation of the shareholding referred to herein below, by the total

amount of Euro 14.844.022,02, which corresponds to the par value of the shares of the Absorbed Company to be cancelled, owned by the Absorbing Company, that is 47.883.942 shares multiplied by Euro 0,31 each, and

(iii) is further increased, after the capitalisation of reserves of the Absorbing Company, for purposes of rounding the par value of the shares, with the amount of Euro 561.849,43,

and will amount to Euro 1.298.282.750,55, divided into 242.669.673 common registered voting shares, of new par value Euro 5,35 each, that the shareholders of each of the Merging Companies will receive, according to the provisions of paragraph 5 of the present document.

4. In accordance with the internationally accepted valuation methods: (i) market capitalisation, (ii) capital market indices, (iii) comparable transactions, (iv) discounted dividend model, and (v) adjusted net asset value, applied to each of the merging companies, as appropriate, the ratio of values between the Absorbing and the Absorbed Company was found to be 19,0330:1. Upon completion of the merger and the above-mentioned aggregate net increase of the share capital of the Absorbing Company, the participation ratio of the shareholders of (each of) the Merging Companies in the new share capital of the Absorbed Company, to result from the merger, will be 96,88296197% (shareholders of the Absorbing Company) and 3,11703803% (shareholders of the Absorbed Company) or 31,0817:1. Thus in the new aggregate share capital of the Absorbing Company in the amount of Euro 1.298.282.750,55 there shall correspond to the shareholders of the Absorbing Company 235.105.567, and to the shareholders of the Absorbed Company 7.564.106, common registered voting shares of a par value Euro 5,35 each.

5. In accordance with the above, the ratio 75.641.058 : 7.564.106 = 10, was found to be a fair and reasonable share exchange ratio, namely each shareholder of the Absorbed Company (apart from those of the Absorbing Company) will exchange 10 common registered voting shares of par value Euro 0,31 he/she owns in the Absorbed Company, with 1 common registered voting share of the Absorbing Company of new par value Euro 5,35 each.
Upon completion of the merger, the shareholders of the Absorbing Company will continue to own the same number of shares of the Absorbing Company, as they did before the merger, but of a new par value of Euro 5,35 each.
The General Meeting of shareholders shall provide for any fractional share rights.

6. The de-materialised share accounts of the shareholders of the Absorbed and the Absorbing Companies shall be credited with the shares of new par value of the Absorbing Company, in accordance with the relevant register and based on formalities laid down by the company for the shareholders.

7. The shareholders of the Absorbed Company shall be entitled to a dividend from the profits of the Absorbing Company for the year 1.1.2004 through to 31.12.2004 and thereafter.

8. All acts conducted by the Absorbed Company after 31 July 2004 will be deemed to be conducted on behalf of the Absorbing Company, to the books of which the relevant amounts will be transferred en block upon filing the decision approving the merger in the Companies' Register.

9. There exist no shareholders of the Absorbed Company who may have special rights and prerogatives, nor persons having securities other than shares.

10. The Articles of Association and the decisions of the General Meetings of the Merging Companies do not provide for special prerogatives of the Board of Directors and the statutory auditors, except from the participation of members of the Board of Directors of the Absorbing Company and of senior officers of the Absorbing Company and its subsidiaries in an Employee Stock Option Plan, which has been approved by virtue of the decision of the General Meeting of the Absorbing Company, dated 11.4.2000, as currently in force.

The decisions of the Merging Companies, together with the definitive Merger Agreement which shall be notarised, and the decision approving the merger, shall be submitted by each of the Merging Companies to the formality requirements of art. 7b of codified law 2190/1920.

The above terms of the Draft Merger Agreement are conditional on receiving the approvals and consents prescribed by law and meeting the other formalities.